Exhibit 99.1

Ehave Announces DTC Eligibility of its Common Shares

Toronto, ON (November 29, 2016) – Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced that the Company has secured eligibility from The Depository Trust Company (DTC) for its shares, which were approved for trading on the OTCQB Venture Market in the United States under the symbol EHVVF, effective November 25, 2016.

The DTC, a subsidiary of the Depository Trust & Clearing Corporation (DTCC), manages the electronic clearing and settlement of trades in public companies in the United States. Securing DTC eligibility should expedite the settlement process for investors and brokers.

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave’s cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto’s Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Contact

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (investors)

jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)

clacagnina@tiberend.com; (212) 375-2686